

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 6, 2016

Guy Bernstein
Chief Executive Officer
Magic Software Enterprises Ltd.
5 Haplada Street
Or Yehuda 6021805

Re: Magic Software Enterprises Ltd.
Form 20-F for the fiscal year ended December 31, 2015
Filed April 27, 2016
File No. 000-19415

Dear Mr. Bernstein:

We have reviewed your September 29, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 14, 2016 letter.

Form 20-F for the fiscal year ended December 31, 2015

Part III, Item 18. Financial Statements

Notes to Consolidated Financial Statements

Note 2: - Significant Accounting Policies

Research and development costs, page F-17

1.   We note your response to prior comment 1 explains the following: the straight-line basis over five years provides greater amortization expense compared to the revenue-curve

method; the net realizable value is the estimated future gross revenues from each product reduced by the estimated future costs of completing and disposing of it, including the estimated costs of performing maintenance and customer support using internally generated projections of future revenues generated by the products, cost of completion of products and cost of delivery to customers; and the capitalization of costs ceases once a product is considered available for general release to customers.   Please consider disclosing these explanations in your future filings. Additionally, note that there is an inconsistency in the estimated useful life disclosed on page F-17 which shows 4 to 5 years and page 53 which shows 3 to 5 years. Please advise.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig D. Wilson

Craig D.Wilson
Senior Assistant Chief Accountant
Office of Information Technologies
and Services